Exhibit 12.1

HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

		YEARS ENDED DECEMBER 31,
	Three Months Ended
	March 31, 2014	2013	2012	2011	2010	2009
Earnings
Consolidated income from continuing operations before income taxes	$658	$4,493	$3,426	$2,240	$3,033	$1,168

Add: Fixed charges (excluding capitalized interest)	111	488	517	499	490	500
Add: Amortization of capitalized interest	6	25	30	39	52	44
Add: Distributed earnings of equity investees	—	3	11	9	7	5
Less: (Earnings)/losses of equity investees	95	(17)	(12)	1,068	506	220
Less: Pretax noncontrolling interests in (income) loss of consolidated subsidiaries with no fixed charges	(36)	(171)	(44)	32	(12)	(64)

Total earnings	$834	$4,821	$3,928	$3,887	$4,076	$1,873

Fixed Charges
Interest expense (a)	$93	$416	$429	$391	$369	$367
Interest capitalized	19	60	28	13	5	6

Total interest incurred (including amortization of debt discount)	112	476	457	404	374	373
Portion of rent expense representative of interest (b)	18	72	88	108	121	133

Total fixed charges	$130	$548	$545	$512	$495	$506

Ratio of Earnings to Fixed Charges	6.4	8.8	7.2	7.6	8.2	3.7

(a)	Includes amortization of debt issue costs and discounts or premiums.
(b)	Represents management’s estimate of the interest portion of rent expense.